Exhibit 99.1

Additional Information on the Financing of Ecopetrol´s 2014 Capex Budget

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) presents additional information on the financing of its capex budget for 2014. The breakdown of the capex is as follows:

Allocation	Capex (US$ million)
Investments in Ecopetrol S.A. projects	6,463
Investments of Ecopetrol S.A in projects of subsidiaries	1,908
(1) Total investment of Ecopetrol S.A.	8,371
(2) Resources of subsidiaries in investment projects	2,224
(3) Total Investment plan (= 1+2)	10,595

The sources of the US$8.371 billion required by Ecopetrol S.A. will come from: internal cash generation, financing obtained in 2013, divestment in non-strategic assets and additional financing.

Assuming that prices of Ecopetrol´s crude basket in 2014 remain at levels close to those of 2013 (US$100 per barrel for the benchmark basket), Ecopetrol's financing requirements would be around US$1 billion, and could be obtained through indebtedness.

Bogotá, December 20, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

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Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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